November 07, 2008

Gerard P. Charlier
President and Chief Executive Officer
Gaming Partners International Corporation
1700 Industrial Road
Las Vegas, Nevada 89102

> **Re: Gaming Partners International Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2008**
> **File No. 000-23588**

Dear Mr. Charlier:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant

Via facsimile: David Grimes, Chief Financial Officer
                (702)384-1965